MILLENNIUM QUEST, INC.
Beihuan Zhong Road
Junan County
Shandong, China 276600
(+86) 539-7318818

INFORMATION STATEMENT
PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about May 9, 2007 to the holders of record at the close of business on April 30, 2007 (the “Record Date”) of common stock, par value $0.001 per share (“Common Stock”) of Millennium Quest, Inc., a Delaware corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by the Share Exchange Agreement, dated as of May 3, 2007, by and among the Company, International Lorain Holding, Inc., a Cayman Islands corporation (“Lorain Holding”) and the shareholders of Lorain Holding (the “Share Exchange Agreement”). The transactions contemplated by the Share Exchange Agreement were consummated on May 3, 2007 (the “Closing Date”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s securityholders.

A copy of the Share Exchange Agreement will be filed with the Securities and Exchange Commission (“SEC”) as a Exhibit 2.1 to a Current Report on Form 8-K that was filed on May 8, 2007.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SECURITYHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

On May 3, 2007, the Company signed a Share Exchange Agreement with the securityholders of Lorain Holding pursuant to which the Company acquired all of the issued and outstanding shares of the capital stock of Lorain Holding in exchange for 697,663 shares of Series B Voting Convertible Preferred Stock of the Company (“Series B Preferred Stock”), representing in the aggregate (on an as-converted to Common Stock basis) approximately 65.43% of the issued and outstanding equity interest and voting rights of the Company. As of the Record Date, the Company had 10,508,643 shares of Common Stock outstanding. In addition, the Company also had 100,000 shares of Series A Voting Convertible Preferred Stock of the Company (“Series A Preferred Stock”) outstanding. Holders of shares of Common Stock are entitled to one vote per share on all matters for which the securityholders are entitled to vote and holders of the Company’s Series A referred Stock and Series B Preferred Stock are entitled to vote on an as converted to Common Stock basis as one group along with the holders of the Common Stock of the Company on all matters coming before the holders of Common Stock for a vote. The signing of the Share Exchange Agreement and the transactions contemplated thereby resulted in a change of control of the Company.

Upon the signing of the Share Exchange Agreement, Mr. Timothy P. Halter, the existing sole member of the Board of Directors submitted his resignation and Si Chen was elected to the Board of Directors, effective immediately. Mr. Halter’s resignation will become effective on the 10th day following the mailing of this Information Statement to the stockholders of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of the Company’s equity securities immediately before and after the closing of the transactions contemplated by the Share Exchange Agreement by:

•
each securityholder known by the Company to be the beneficial owner of more than 5% of the Company’s outstanding securities prior to or immediately after the closing of the transactions contemplated by the Share Exchange Agreement;

•	each current director and each person that will become a director following the closing of the Share Exchange Agreement;

•	each of the named executive officers of the Company listed in the table under the caption “Executive Compensation”;

•	all current directors and executive officers as a group; and

•	all directors and executive officers as a group following the closing of the Share Exchange Agreement.

Unless otherwise specified, the address of each of the persons set forth below is in care of Millennium Quest, Inc., Beihuan Zhong Road, Junan County, Shandong, People’s Republic of China, 276600.

Name and Address of Beneficial Owner	Before Closing of the Share Exchange Agreement					After Closing of the Share Exchange Agreement

	Number and Title of Shares Beneficially Owned(1)	% Common Stock(2)	% Series A Preferred Stock(3)	% Series B Preferred Stock(4)	% Total Capital Stock(5)	Number and Title of Shares Beneficially Owned(1)	% Common Stock(2)	% Series A Preferred Stock(3)	% Series B Preferred Stock(4)	% Total Capital Stock(5)
Directors and Officers
Timothy P. Halter(6) 12890 Hilltop Road Argyle, Texas 76226	100,000 (Series A Preferred Stock)	*	100%	*	80.31%	100,000 (Series A Preferred Stock)	*	100%	*	5.24%
Si Chen(7)	0	*	*	*	*	627,897 (Series B Preferred Stock)	0	*	63.00%	58.89%
Mr. Xiandong Zhou	0	*	*	*	*	0	*	*	*	*
Mr. Huangxiang Sheng	0	*	*	*	*	0	*	*	*	*
Directors and officers as a group	100,000 (Series A Preferred Stock)	*	100%	*	80.31%	100,000 (Series A Preferred Stock) 627,897 (Series B Preferred Stock)	*	100%	63.00%	65.13%
5% Security Holder
Halter Financial Investments, L.P. 12890 Hilltop Road Argyle, Texas 76226	48,000 (Series A Preferred Stock)	*	48%	*	38.55%	48,000 (Series A Preferred Stock)	*	48%	*	2.52%
Halter Financial Group, L.P. 12890 Hilltop Road Argyle, Texas 76226	52,000 (Series A Preferred Stock)	*	52%	*	41.76%	52,000 (Series A Preferred Stock)	*	52%	*	2.72%
David Brigante(8) 12890 Hilltop Rd Argyle, Texas 76226	100,000 (Series A Preferred Stock)	*	100%	*	80.31%	100,000 (Series A Preferred Stock)	*	100%	*	5.24%
George Diamond(9) 12890 Hilltop Road Argyle, Texas 76226	100,000 (Series A Preferred Stock)	*	100%	*	80.31%	100,000 (Series A Preferred Stock)	*	100%	*	5.24%
Marat Rosenberg(10) 12890 Hilltop Road Argyle, Texas 76226	100,000 (Series A Preferred Stock)	*	100%	*	80.31%	100,000 (Series A Preferred Stock)	*	100%	*	5.24%
Mr. Hisashi Akazawa(7)	0	*	*	*	*	697,663 (Series B Preferred Stock)	*	*	70.00%	65.43%
Jeffrey L. Feinberg(11) c/o JLF Asset Management, LLC 2775 Via De La Valle, Suite 204 Del Mar, CA 92014	0	*	*	*	*	68,027.21 (Series B Preferred Stock)	*	*	6.83%	6.39%
Jayhawk Private Equity Fund, L.P. 5410 West 61st Place, Suite 100 Mission, KS 66205	0	*	*	*	*	56,886.92 (Series B Preferred Stock)	*	*	5.71%	5.34%
Kent C. McCartthy(12) 5410 West 61st Place, Suite 100 Mission, KS 66205	0	*	*	*	*	60,468.63 (Series B Preferred Stock)	*	*	6.07%	5.68%
Terry Cononelos 4089 Mount Olympus Way Salt Lake City, UT 84124	1,875,456 (Common Stock)	17.85%	*	*	3.51%	1,875,456 (Common Stock)	17.85%	*	*	*
Dimitri Cocorinis 1200 South Bonneville Drive Salt Lake City, UT 84108	1,486,925 (Common Stock)	14.15%	*	*	2.79%	1,486,925 (Common Stock)	14.15%	*	*	*
Heritage Management Consultants, Inc. 101 Watersedge Hilton Head Island, SC, 29928	1,642,000 (Common Stock)	15.63%	*	*	3.08%	1,642,000 (Common Stock)	15.63%	*	*	*
Chunhua Xiong, Floor 7, Room 702, 128 Prinsep Street, Singapore 188647	4,105,000 (Common Stock)	39.06%	*	*	7.69%	4,105,000 (Common Stock)	39.06%	*	*	*
* Less than 1%

(1)
Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of the Company’s stock.  For each Beneficial Owner above, any options exercisable within 60 days have been included in the denominator.

(2)	Based on 10,508,643 shares of Common Stock issued and outstanding as of the Record Date and as of the Closing Date.

(3)
As of the Record Date and the Closing Date, 100,000 shares of Series A Preferred Stock were issued and outstanding. Shares of Series A Preferred Stock are convertible into shares of the Common Stock on the basis of one share of Series A Preferred Stock for 428.56 shares of Common Stock. Holders of Series A Preferred Stock vote with the holders of Common Stock on all matters on an as converted to Common Stock basis. Each share of Series A Preferred Stock is entitled to 428.56 votes per share whereas each share of Common Stock is entitled to one vote per share.

(4)
No shares of Series B Preferred Stock were issued and outstanding as of the Record Date and 996,718.78 shares of Series B Preferred Stock were issued and outstanding as of the Closing Date. Shares of Series B Preferred Stock will be, upon the occurrence of certain events, convertible into shares of Common Stock on the basis of one share of Series B Preferred Stock for 767.635 shares of Common Stock, which will be adjusted to a conversion ratio of one share of Series B Preferred Stock for 23.375 shares of Common Stock upon the effectiveness of a planned 1-for-32.84 reverse split of the Company’s outstanding Common Stock. All shares of Series B Preferred Stock will be automatically converted into Common Stock upon the effectiveness of such reverse stock split. Holders of Series B Preferred Stock vote with the holders of Common Stock on all matters on an as-converted to Common Stock basis.

(5)
Percentage of Total Capital Stock represents total ownership with respect to all shares of the Company’s Common Stock, Series A Preferred Stock and Series B Convertible Preferred Stock, as a single class and on an as-converted to Common Stock basis.

(6)
Includes 48,000 shares owned by Halter Financial Investments, L.P. (“HFI”) and 52,000 shares owned by Halter Financial Group, L.P. (“HFG”). TPH, L.P. is a limited partner of both HFI and HFG, of which TPH GP, LLC is the sole general partner, of which Timothy P. Halter is the sole member.

(7)
Mr. Akazawa is the record owner of a total of 697,663 shares of the Company’s Series B Preferred Stock. Pursuant to an Option Agreement, dated May 3, 2007, Mr. Akazawa granted to Mr. Chen, the Company’s Chairman and Chief Executive Officer, an immediately exercisable option to acquire 627,897 shares of the Series B Preferred Stock owned by Mr. Akazawa. The exercise price of the option is $66.15 per share and it has a term of 7 years. Since Mr. Chen has the right to acquire these shares from Mr. Akazawa immediately, he is deemed to be the beneficial owner of such shares.

(8)
Includes 48,000 shares owned by HFI and 52,000 shares owned by HFG. Bellfield Capital, L.P. is a limited partner of both HFI and HFG, of which Bellfield Capital Management, LLC is the sole general partner of which David Brigante is the sole member.

(9)
Includes 48,000 shares owned by HFI and 52,000 shares owned by HFG. Colhurst Capital, L.P. is a limited partner of both HFI and HFG, of which Colhurst Capital GP, LLC is the sole general partner of which George L. Diamond is the sole member.

(10)	Includes 48,000 shares owned by HFI and 52,000 shares owned by HFG. Rivergreen Capital, L.L.C. is a limited partner of both HFI and HFG, of which Marat Rosenberg is the sole member.

(11)
Includes 29,811.04 shares owned by JLF Partners I, LP, 2,101.28 shares owned by JLF Partners II, LP and 36,114.89 shares owned by JLF Offshore Fund, Ltd. Jeffrey L. Feinberg is the managing member of JLF Asset Management, LLC, which serves as the management company and/or investment manager to JLF Partners I, LP, JLF Partners II, LP and JLF Offshore Fund, Ltd.

(12)
Includes 56,886.92 shares owned by Jayhawk Private Equity Fund, L.P. and 3,581.71 shares owned by Jayhawk Private Equity Co-Invest Fund, L.P. Kent McCarthy is the Managing Member of Jayhawk Capital Management LLC, which is the General Partner of Jayhawk Private Equity GP, LP, which is the General Partner of both Jayhawk Private Equity Fund, L.P. and Jayhawk Private Equity Co-Invest Fund, L.P.

CHANGES TO THE BOARD OF DIRECTORS

Upon the signing of the Share Exchange Agreement, Mr. Timothy Halter, the existing sole member of the Board of Directors submitted his resignation and Si Chen was elected to the Board of Directors. Mr. Halter’s resignation will become effective on the 10th day following the mailing of this information statement to the Company’s stockholders.

To the best of the Company’s knowledge, other than described elsewhere in this Information Statement, no incoming director is currently a director of the Company, holds any position with the Company or has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Company’s knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

DIRECTORS AND EXECUTIVE OFFICERS

Prior to the consummation of the Share Exchange Agreement, the Board of Directors consisted of one sole director Timothy P. Halter who was elected for a term of one year and serves until his successor is duly elected and qualified or until the 2008 annual meeting of the Company’s stockholders. Timothy P. Halter has submitted a letter of resignation that will become effective on the 10th day following the mailing of this Information Statement to the Company’s stockholders, and Si Chen was appointed as the succeeding director of the Company, effective on the Closing Date. On the Closing Date, the Board of Directors also appointed the new executive officers as listed below.

The name of the current officer and director of the Company and the incoming directors and officers, as well as certain information about them are set forth below:

Name	Age	Position
Timothy P. Halter	40	Director (1)

Si Chen	44	Director, Chief Executive Officer and Secretary

Xiaodong Zhou	36	President and Chief Operating Officer

Huangxiang Sheng	36	Chief Financial Officer and Treasurer

___________________

(1)	Current director until the 10th day following the mailing of this Information Statement to the Company’s stockholders.

MR. TIMOTHY HALTER. Mr. Halter has been the Company’s President, Chief Executive Officer, Chief Financial Officer and director since April 2007. On May 3, 2007, Mr. Halter resigned from all offices he held with the Company. On the same date, Mr. Halter submitted his resignation as the Company’s director, which will become effective upon the 10th day following the mailing of this information statement to the Company’s stockholders. Since 1995, Mr. Halter has been the president and the sole stockholder of Halter Financial Group, Inc., a Dallas, Texas based consulting firm specializing in the area of mergers, acquisitions and corporate finance. Mr. Halter currently serves as a director of the following public companies:  DXP Enterprises, Inc. (a Texas corporation), Nevstar Corporation (a Nevada corporation), Marketing Acquisition Corporation (a Nevada corporation), BTHC VI, Inc. (a Delaware corporation), BTHC VII, Inc. (a Delaware corporation), BTHC VIII, Inc. (a Delaware corporation), and BTHC X, Inc. (a Delaware corporation).

MR. SI CHEN. Mr. Chen became a director and the Company’s chief executive officer and Secretary on May 3, 2007 when the Company completed its reverse acquisition of Lorain Holding. Mr. Chen is the founder of Lorain Holding and its subsidiaries (all Lorain Holding’s Chinese Operating subsidiaries are collectively referred hereto as the “Lorain Group Companies”) and served as its chairman at all times since the founding of the Lorain Group Companies. He established the Company’s subsidiary Shandong Green Foodstuff Co., Ltd. in 1995. Before establishing the business of Lorain Group Companies, he worked for the county government and was responsible for the local agricultural economic development. Since 1995, Mr. Chen has been in charge of Lorain Group’s strategic decisions and operational management.

MR. XIAODONG ZHOU. Mr. Zhou became the Company’s president and chief operating officer on May 3, 2007 when the Company completed its reverse acquisition of Lorain Holding. Mr. Zhou joined the Lorain Group Companies in 1995 as a manager. He has been the CEO of the Lorain Group Companies since 2000. Before he joined the Lorain Group Companies, he worked for the county government as an economic official.

MR. HUANXIANG SHENG. Mr. Sheng became the Company’s chief financial officer and treasurer on May 3, 2007 when the Company completed its reverse acquisition of Lorain Holding. Mr. Sheng has been the chief financial officer of the Lorain Group Companies since August 2004. He has 16-years of experience in corporate accounting and finance. Before joining the company, he served as the chief executive officer and chief financial officer of Linyi Jiangxin Steel Co., Ltd, a steel manufacturer, from 2002 until 2004. Between 1990 and 2001, he worked in the accounting department of Shandong Gold Group, a gold mining company.

LEGAL PROCEEDINGS

The Company’s management knows of no material existing or pending legal proceedings or claims against the Company, nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the Company’s securities, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except with respect to the Share Exchange Agreement and as described below, none of the Company’s directors or officers, nor any incoming director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to the Company’s outstanding shares, nor any of the Company’s promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since January 1, 2006 or in any presently proposed transaction which, in either case, has affected, or will materially affect the Company. None of the Company’s directors or officers, nor any incoming director is indebted to the Company.

On May 3, 2007, the Company consummated the transactions contemplated by the Share Exchange Agreement with the owners of the issued and outstanding capital stock of Lorain Holding. Pursuant to the Share Exchange Agreement, the Company acquired 100% of the outstanding capital stock of Lorain Holding in exchange for 697,663 shares of the Company’s Series B Preferred Stock, which will be converted into 16,307,872 shares of the Company’s common stock upon the effectiveness of an amendment and restatement of the Company’s Restated Certificate of Incorporation that results in there being sufficient authorized Common stock to allow for the conversion of the Company’s Series B Preferred Stock. As a result of this transaction, Mr. Akazawa, a Japanese citizen, became the beneficial owner of approximately 65.43% of the Company’s outstanding capital stock. At the closing of the share exchange transaction, Mr. Akazawa granted the Company’s Chief Executive officer, Mr. Chen, an option to acquire 627,897 shares of Series B Preferred Stock from Mr. Akazawa. This option is immediately exercisable at an exercise price of $66.15 per share over a term of 7 years. As a result, Mr. Chen is deemed to be the beneficial owner of 58.89% of the Company’s outstanding capital stock.

On May 3, 2007, the Company entered into a cancellation and escrow agreement with Halter Financial Investments, L.P. (“HFI”), Halter Financial Group, L.P. (“HFG”) and Securities Transfer Corporation, whereby HFI and HFG agreed to deposit into escrow 229,227 shares of the Company’s common stock that they will hold upon conversion of their Series A Voting Convertible Preferred Stock into common stock (taking into account the contemplated 1-for-32.84 reverse stock split and the conversion of Series B Voting Convertible Preferred Stock into common stock) (the “Cancellation Shares”) and agreed that if the Company reports, on a consolidated basis, in its Annual Report filed with the U.S. Securities and Exchange Commission, net income of $12.5 million for fiscal 2008, HFI and HFG will transfer to the Company for cancellation the Cancellation Shares in order to reduce the ownership of a certain group of stockholders. If this performance threshold is not met, the Cancellation Shares will be returned to HFI and HFG. Timothy P. Halter, the Company’s director, is the Chairman of both HFI and HFG.

On April 10, 2007, the Company completed the sale of an aggregate of 100,000 restricted shares of its Series A Preferred Stock to HFI for a cash purchase price of $455,000 pursuant to a Stock Purchase Agreement entered into between the Company and HFI dated as of April 5, 2007. The Series A Preferred Stock is entitled to 428.56 votes per share and represents approximately 90% of the voting control of the Company as of the date of such acquisition. The transaction resulted in a change in control of the Company. HFI used its own funds to acquire the Series A Preferred Stock which is convertible into Common Stock at the option of the holder at any time on or after the earliest to occur of: (a) September 30, 2007; (b) the date on which the Company completes a business combination with a corporation or business entity with current business operations; or (c) the date such conversion is approved by the Board of Directors. The Preferred Stock is also convertible at the option of the Company upon five days advance notice to the holder. The Company reported the signing of the Stock Purchase Agreement in its 2006 Form 10-KSB which was filed with the Commission on April 9, 2007 and the Stock Purchase Agreement was included as an exhibit to such report.

On February 14, 2007 the Company’s subsidiary Shandong Green Foodstuff CO., LTD entered into a financial advisory agreement with HFG International, Limited, a Hong Kong corporation, whereby HFG International, Limited agreed to provide certain financial advisory and consulting services in implementing a restructuring plan, advising Lorain Holding on matters related to a capital raising transaction and facilitating Lorain Holding’s going public transaction. In consideration for these services, HFG International, Limited was paid a fee of $450,000 upon the closing of the going public transaction. Timothy P. Halter, the Company’s director, is the principal stockholder and the chief executive officer of HFG International, Limited.

On February 17, 2006, the Board of Directors approved the issuance of 150,000 shares of common stock each to Dimitri Cocorinis and Terry Cononelos, the Company’s former officers, or a total of 300,000 shares of common stock. The issuance of this stock was authorized in consideration of services rendered by Messrs. Cocorinis and Cononelos to the Company. The transaction was valued at $3,000 ($0.01 per share).

On or about February 1, 2006, C&C Investment Partnership, a partnership owned by Messrs. Cocorinis and Cononelos, loaned the Company $20,000 to cover business operations and outstanding payables. The loan is repayable, with interest at 7% per annum, on or before August 1, 2006 or the date on which the Company enters into a merger, reorganization or acquisition transaction, whichever occurs first. The Board of Directors consisted of Messrs. Cocorinis and Cononelos when the transaction was entered into, so this transaction cannot be considered the result of arms’ length negotiations. On August 11, 2006, C&C Investment Partnership agreed to extend the due date of this note for an additional 120 days. Pursuant to a Settlement and Stock Issuance Agreement dated on or about April 5, 2007, C&C Investment Partnership agreed to accept 2,500,000 shares of restricted Common Stock in payment and satisfaction of all amounts owed to C&C Investment Partnership by the Company. Such 2,500,000 shares of Common Stock was issued to C&C Investment Partnership on April 5, 2007.

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

The Company presently does not have an audit committee, compensation committee or nominating committee or committee performing similar functions, as the management of the Company believes that until this point it has been premature at the early stage of the Company’s management and business development to form an audit, compensation or nominating committee. However, the new management of the Company plans to form an audit, compensation and nominating committee in the near future. The Company envisions that the audit committee will be primarily responsible for reviewing the services performed by the Company’s independent auditors and evaluating its accounting policies and system of internal controls. The Company envisions that the compensation committee will be primarily responsible for reviewing and approving the Company’s salary and benefits policies (including stock options) and other compensation of the Company’s executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of the Company’s corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by the Board of Directors. Although the Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, the Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of the Company and the Board of Directors.

The Company does not have an audit committee charter or a charter governing the nominating process. The members of the Board of Directors, who perform the functions of a nominating committee, are not independent because they are also officers of the Company. The determination of independence of directors has been made using the definition of “independent director” contained under Rule 4200(a)(15) of the Rules of National Association of Securities Dealers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. Since prior to the share exchange transaction, the Company was a shell company, the Board of Directors did not believe that a defined policy with regard to the consideration of candidates recommended by stockholders was necessary , given the early stages of the Company’s development. However, now, as a result of the share exchange transaction, the Company is an operating company engaged in the production of convenient foods, chestnut products, and frozen, canned and bulk foods. The Company plans to appoint independent directors to the board and to establish audit, compensation and nominating committees in the near future. The Company also expects that the nominating committee will adopt a policy that governs the election of directors after it is formed.

Prior to the appointment of Si Chen on May 3, 2007, Timothy Halter was the only member of the Board of Directors. During Mr. Halter’s appointment as the Company’s director, all corporate actions were taken by written consent. Prior to Timothy Halter’s appointment in April 2007, the Board of Directors consisted of two members Dimitri Cocorinis and Terry Cononelos. During fiscal year 2006, the Board of Directors met 1 time and acted by written consent on 2 occasions. Each director attended the meeting of the Board of Directors during fiscal year 2006. The Company did not hold annual meeting in 2006.

The Board of Directors does not currently provide a process for securityholders to send communications to the Board of Directors because management of the Company believes that until this point it has been premature to develop such processes given the limited liquidity of the common stock of the Company. However, the new management of the Company may establish a process for securityholder communications in the future.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

The following is a discussion of the Company’s program for compensating its named executive officers and director. Currently, the Company does not have a compensation committee, and as such, the Company’s board of directors is responsible for determining the compensation of the Company’s named executive officers.

Compensation Program Objectives and Philosophy

The primary goals of the Company’s policy of executive compensation are to attract and retain the most talented and dedicated executives possible, to assure that the Company’s executives are compensated effectively in a manner consistent with the Company’s strategy and competitive practice and to align executives compensation with the achievement of the Company’s short- and long-term business objectives.

The board of directors considers a variety of factors in determining compensation of executives, including their particular background and circumstances, such as their training and prior relevant work experience, their success in attracting and retaining savvy and technically proficient managers and employees, increasing the Company’s revenues, broadening the Company’s product line offerings, managing the Company’s costs and otherwise helping to lead the Company through a period of rapid growth.

In the near future, the Company’s board of directors expects to form a compensation committee charged with the oversight of executive compensation plans, policies and programs of the Company and with the full authority to determine and approve the compensation of the Company’s chief executive officer and make recommendations with respect to the compensation of the Company’s other executive officers. The Company expects that its compensation committee will continue to follow the general approach to executive compensation that it has followed to date, rewarding superior individual and company performance with commensurate cash compensation.

Elements of Compensation

The Company’s compensation program for the named executive officers consists of two elements: base salary and bonus. The base salary the Company provides is intended to equitably compensate the named executive officers based upon their level of responsibility, complexity and importance of role, leadership and growth potential, and experience. The Company offers bonuses as a vehicle by which the named executive officers can earn additional compensation depending on individual, business unit and Company performance. The Company did not provide any other type of compensation to its named executive officers in 2006.

Base Salary. The Company’s named executive officers receive base salaries commensurate with their roles and responsibilities. Subject to any applicable employment agreements, base salaries and subsequent adjustments, if any, are reviewed and approved by the Company’s board of directors annually, based on an informal review of relevant market data and each executive’s performance for the prior year, as well as each executive’s experience, expertise and position. The base salaries paid to the Company’s named executive officers in 2006 are reflected in the Summary Compensation Table below.

Incentive Bonus. The Company’s named executive officers are eligible for an annual performance-based cash bonus in accordance with the Company’s unwritten incentive bonus plan. The Company provides this bonus opportunity as a way to attract and retain highly skilled and experienced executive officers and to motivate them to achieve annual corporate, departmental and individual goals which consist of various revenue, cost and operational targets established by the board of directors. The bonus amounts are determined following the end of the fiscal year based on the Company’s performance and the performance of the Company’s executives. The bonus amounts paid to the Company’s named executive officers in 2006 are reflected in the Summary Compensation Table below.

Stock-Based Awards under the Equity Incentive Plan.

Historically, the Company has not granted equity awards as a component of compensation, and the Company presently does not have an equity-based incentive program. In the future, the Company will likely adopt and establish an equity incentive plan pursuant to which equity awards may be granted to eligible employees, including each of the Company’s named executive officers, if the Company’s board of directors determines that it is in the best interest of Lorain International and the Company’s stockholders to do so.

Retirement Benefits

Currently, the Company does not provide any company sponsored retirement benefits to any employee, including the named executive officers.

Perquisites

Historically, the Company has provided certain of the Company’s named executive officers with minimal perquisites and other personal benefits. The Company does not view perquisites as a significant element of its compensation structure, but does believe that perquisites can be useful in attracting, motivating and retaining the executive talent for which the Company competes. It is expected that the Company’s historical practices regarding perquisites will continue and will be subject to periodic review by the Company’s board of directors.

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the following persons for services performed for the Company and the Company’s subsidiaries during 2006 in all capacities. No executive officers received compensation of $100,000 or more in 2006.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compensation Earnings ($)	Non- qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Dimitri Cocorinis, former Director and CEO (1)	2006	-	-	1,500(2)				-	1,500

Terry Cononelos, former Director, Secretary, Treasurer and CFO (3)	2006	-	-	1,500(2)				-	1,500

Hisashi Akazawa (4)	2006	0	0	0	0	0	0	0	0

Si Chen, Director and principal executive officer (5)	2006	6,300	50,000	0	0	0	0	0	0

Huanxiang Sheng, CFO and Treasurer (6)	2006	12,308	0	0	0	0	0	0	0
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(1)	Mr. Cocorinis served as the Company’s chief executive officer from 1994 until his resignation on April 12, 2007. At such time, Timothy P. Halter became the Company’s chief executive officer.

(2)
On February 17, 2006, the Company’s board of directors approved the issuance of 150,000 shares of the Company’s common stock each to Dimitri Cocorinis and Terry Cononelos, who were officers of the Company. The issuance of this stock was authorized in consideration of services rendered by Messrs. Cocorinis and Cononelos to the Company. The transaction was valued at $1,500 per officer ($0.01 per share) in accordance with FAS-123R.

(3)	Mr. Cononelos served as the Company’s chief financial officer from 1994 until his resignation on April 5, 2007.

(4)
Mr. Hisahsi Akazawa served as the chairman and CEO of Lorain Holding from the time of formation of Lorain Holding in August, 2006 until the completion of the reverse acquisition of Lorain Holding on May 3, 2007.

(5)
On May 3, 2007, the Company acquired Lorain Holding in a reverse acquisition transaction that was structured as a share exchange and in connection with that transaction, Mr. Chen became the Company’s chief executive officer and a director. Prior to the Closing Date, Mr. Chen served the Lorain Group Companies as a director of one of its subsidiaries, Shandong Green Foodstuff CO., LTD (“Shandong Lorain”). Prior to Lorain Holding’s acquiring the Lorain Group Companies in August, 2006, Mr. Chen served as the chairman and principal executive officer of the Lorain Group Companies. The annual, long term and other compensation shown in this table includes the amount Mr. Chen received in 2006 from the Lorain Group Companies.

(6)
On May 3, 2007, the Company acquired Lorain Holding in a reverse acquisition transaction that was structured as a share exchange and in connection with that transaction, Mr. Huanxiang Sheng became the Company’s chief financial officer. Prior to the Closing Date, Mr. Huanxiang Sheng served the Lorain Group Companies as chief financial officer of the Company’s subsidiary, Shandong Lorain. Prior to Lorain Holding’s acquiring the Lorain Group Companies in August, 2006, Mr. Sheng served as the chief financial officer of the Lorain Group Companies. The annual, long term and other compensation shown in this table includes the amount Mr. Huanxiang Sheng received in 2006 from the Lorain Group Companies.

No long-term incentive plan awards were made to any executive officer during the fiscal year ended December 31, 2006.

Compensation of Directors

Officers and directors of the Company are reimbursed for any out-of-pocket expenses incurred by them on behalf of the Company. The Company presently has no pension, health, annuity, insurance or profit sharing plans.

Bonuses and Deferred Compensation

The Company does not have any bonus, deferred compensation or retirement plan. The Company does not have a compensation committee; all decisions regarding compensation are determined by the Board of Directors.

Stock Option and Stock Appreciation Rights

The Company does not currently have a Stock Option Plan or Stock Appreciation Rights Plan. No stock options or stock appreciation rights were awarded during the fiscal year ended December 31, 2006.

Employment Contracts, Termination of Employment and Change of Control Arrangements

The Company’s subsidiary, Shandong Lorain, has employment agreements with the following three executive officers:

Mr. Si Chen - the Company’s CEO’s employment agreement with Shandong Lorain became effective as of March 2, 2005. Mr. Chen is an employee-at-will of Shandong Lorain.

Mr. Xiandong Zhou - the Company’s COO’s employment agreement with Shandong Lorain became effective as of July 2, 2002. Mr. Zhou is an employee-at-will of Shandong Lorain.

Mr. Huanxianian Sheng - the Company’s CFO’s employment agreement with Shandong Lorain became effective as of December 7, 2004. Mr. Sheng is an employee-at-will of Shandong Lorain.

Each of the employment agreements provide that the executives will be provided cash compensation. The employment agreements provide that ten thousand RMB (approximately $1250) will be paid to the non-breaching party if there is a breach of contract. The employment agreements do not provide any change in control or severance benefits to the executives, and the Company does not have any separate change-in-control agreements with any of the Company’s executive officers.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, as amended, requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company. Officers, directors and greater than 10% securityholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3 and 4 (and amendments thereto) furnished to the Company for the fiscal year ended December 31, 2006, the Company has determined that the Company’s directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.